UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Groupon, Inc.

(Name of Issuer)

Common stock, par value $0.0001

(Title of Class of Securities)

399473206

(CUSIP Number)

Jan Barta

Zatecka 55/14

Prague 10100

Czech Republic

Tel:420777767773

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 399473206
1		NAME OF REPORTING PERSONS Dusan Senkypl
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) Yes, a member of the group
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF (Personal Funds)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,038,836
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,038,836
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,836
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NO ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%*
14		TYPE OF REPORTING PERSON (See Instructions) IN (Individual)

* The denominator is based on 29,579,138 shares of Common Stock of the Issuer outstanding as of September 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

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SCHEDULE 13D

CUSIP No. 399473206
1		NAME OF REPORTING PERSONS Jan Barta
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) Yes, a member of the group
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF (Personal Funds)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,038,836
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,038,836
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,836
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NO ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%*
14		TYPE OF REPORTING PERSON (See Instructions) IN (Individual)

* The denominator is based on 29,579,138 shares of Common Stock of the Issuer outstanding as of September 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

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SCHEDULE 13D

CUSIP No. 399473206
1		NAME OF REPORTING PERSONS Pale Fire Capital SE (Czech company ID No. 04165918)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) Yes, a member of the group
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (Working Capital)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) NO ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,038,836
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,038,836
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,836
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) NO ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%*
14		TYPE OF REPORTING PERSON (See Instructions) OO (Other)

* The denominator is based on 29,579,138 shares of Common Stock of the Issuer outstanding as of September 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

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Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Statement”) amends the Schedule 13D filed by Dusan Senkypl, Jan Barta and Pale Fire Capital SE on November 5, 2021 and relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Groupon, Inc. (The „Issuer“). The principal executive offices of the Issuer are located at 600 West Chicago Avenue, Suite 400, Chicago, IL 60654, the United States.

This Amendment No. 1 is being filed to report that the beneficial ownership of the outstanding Shares held by the Reporting Persons was increased by more than 1% since the filing of the Statement following the transactions described in Item 5(c) below.

Item 2.	Identity and Background

(a) This Statement is being filed jointly by Dusan Senkypl, citizen of the Czech Republic, Jan Barta, citizen of the Czech Republic and Pale Fire Capital SE, a private company organized under the laws of the Czech Republic. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b-c) Dusan Senkypl, a natural person, is the Chairman of the Board of Pale Fire Capital SE. Dusan Senkypl is one of the two controlling persons of Pale Fire Capital SE. The address of his principal office and principal place of business is Jestrabi 493, Osnice, 252 42 Jesenice, the Czech Republic.

Jan Barta, a natural person, is the Chairman of the Supervisory Board of Pale Fire Capital SE. Jan Barta is one of the two controlling persons of Pale Fire Capital SE. The address of his principal office and principal place of business is Na bateriich 104/35, Brevnov, 162 00 Prague 6, the Czech Republic.

Pale Fire Capital SE is a private company organized under the laws of the Czech Republic. Pale Fire Capital SE is a private investment entity that seeks appreciation of its assets for the benefit of its owners. The address of Pale Fire Capital SE’s principal place of business and principal office is Zatecka 55/14, Josefov, 110 00 Prague 1, the Czech Republic.

Dusan Senkypl and Jan Barta are the only controlling persons of Pale Fire Capital SE each of them holding 39.5% of the issued share capital and voting rights in Pale Fire Capital SE (79.0% in aggregate).

The executive officers and persons controlling Pale Fire Capital SE are set forth on Exhibit 1, which is attached hereto and incorporated herein by reference. Exhibit 1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)     During the last five years, neither the Reporting Persons nor any person named in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     Dusan Senkypl and Jan Barta are citizens of the Czech Republic.

Item 3.	Source and Amount of Funds or Other Consideration

The source of Pale Fire Capital SE’s payment of the purchase price for the purchase of shares of Common Stock covered by this Schedule 13D was its working capital.

The source of Jan Barta’s and Dusan Senkypl’s payment of the purchase price for the purchase of shares of Common Stock covered by this Schedule 13D was their personal funds.

None of the Reporting Person purchased any of the shares of Common Stock covered by this Schedule 13D with borrowed funds.

Item 4.	Purpose of Transaction

The Reporting Persons trust the business model and vision of the Issuer and believe their investment in the Common Stock will be profitable.

The Reporting Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by them, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Board and the management and other shareholders of the Issuer) and the general business and future prospects of the Issuer.

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Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

As of January 19, 2022 , the Reporting Persons as a group held 2,038,836 shares of Common Stock of the Issuer covered by this Schedule 13D which represent 6.89 % of the shares of Common Stock of the Issuer outstanding as of September 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

On January 18, 2022, Pale Fire Capital SE purchased 9,426 shares of Common Stock of the Issuer covered by this Schedule 13D. Prior to January 18, 2022 Pale Fire Capital SE had purchased a total of 565,193 shares of Common Stock (in 16 open market purchases between October 19, 2021 and October 29, 2021) and sold 28,838 shares of Common Stock (in 4 open market transactions between November 30, 2021 and December 6, 2021). As of January 19, 2022, Pale Fire Capital SE held a total of 545,781 shares of Common Stock of the Issuer covered by this Schedule 13D which represent approximately 1.85 % of the shares of Common Stock of the Issuer outstanding as of September 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

Since October 26, 2021 Pale Fire Capital SE has made the following transactions:

27 October 2021 – Purchase – 19 129 shares of Common Stock

27 October 2021 – Purchase – 50 844 shares of Common Stock

27 October 2021 – Purchase – 10 000 shares of Common Stock

28 October 2021 – Purchase – 20 610 shares of Common Stock

29 October 2021 – Purchase – 100 shares of Common Stock

30 November 2021 – Sale – 10 616 shares of Common Stock

1 December 2021 – Sale – 13 689 shares of Common Stock

3 December 2021 – Sale – 3 042 shares of Common Stock

6 December 2021 – Sale – 1 491 shares of Common Stock

18 January 2022 – Purchase – 9 426 shares of Common Stock

As of October 26, 2021, Dusan Senkypl held a total of 435,303 shares of Common Stock of the Issuer which he had purchased in 33 open market purchases between October 4, 2021 and October 13, 2021. Since October 26, 2021 Dusan Senkypl purchased 319,033 shares of Common Stock of the Issuer (in 10 open market purchases between October 27, 2021 and January 19, 2022). As of January 19, 2022, Dusan Senkypl held a total of 754,336 shares of Common Stock of the Issuer covered by this Schedule 13D which represent approximately 2.55% of the shares of Common Stock of the Issuer outstanding as of September 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

Since October 26, 2021 Dusan Senkypl has made the following transactions:

27 October 2021 – Purchase – 17 319 shares of Common Stock

27 October 2021 – Purchase – 100 shares of Common Stock

1 November 2021 – Purchase – 8 400 shares of Common Stock

1 November 2021 – Purchase – 38491 shares of Common Stock

14 January 2022 – Purchase – 104507 shares of Common Stock

18 January 2022 – Purchase – 100000 shares of Common Stock

18 January 2022 – Purchase – 3500 shares of Common Stock

18 January 2022 – Purchase – 19111 shares of Common Stock

18 January 2022 – Purchase – 26688 shares of Common Stock

19 January 2022 – Purchase – 917 shares of Common Stock

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As of October 26, 2021, Jan Barta held a total of 569,181 shares of Common Stock of the Issuer which he had purchased in 20 open market purchases between September 30, 2021 and October 18, 2021). Since October 26, 2021 Jan Barta purchased 169,538 shares of Common Stock of the Issuer (in 9 open market purchases between December 6, 2021 and January 18, 2022). As of January 19, 2022, Jan Barta held a total of 738,719 shares of Common Stock of the Issuer covered by this Schedule 13D which represent approximately 2.5 % of the shares of Common Stock of the Issuer outstanding as of September 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

Since October 26, 2021 Jan Barta has made the following transactions:

6 December 2021 – Purchase – 100 shares of Common Stock

16 December 2021 – Purchase – 20 405 shares of Common Stock

17 December 2021 – Purchase – 7 706 shares of Common Stock

20 December 2021 – Purchase – 6 350 shares of Common Stock

10.1.2021 – Purchase – 29 004 shares of Common Stock

12.1.2021 – Purchase – 3 400 shares of Common Stock

13.1.2021 – Purchase – 12 386 shares of Common Stock

14.1.2021 – Purchase – 72 261 shares of Common Stock

18.1.2021 – Purchase – 17 926 shares of Common Stock

All shares held by Pale Fire Capital SE may be deemed to be beneficially owned by Dusan Senkypl and Jan Barta as the only controlling persons of Pale Fire Capital SE. Therefore, as of January 19, 2022, Pale Fire Capital SE, Dusan Senkypl and Jan Barta as a group may be deemed to beneficially own 2,038,836 shares of Common Stock, which represents approximately 6.89 % of the shares of Common Stock of the Issuer outstanding as of September 30, 2021, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 1, (i) beneficially owns any shares of Common Stock, (ii) have effected any transaction in Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The Reporting Persons entered into an informal understanding to exercise jointly the voting power and all other shareholders rights in respect of all shares of Common Stock covered by this Schedule 13D. While this understanding is not documented in writing, the Reporting Persons have agreed that (i) they will exercise the voting power and all other shareholders rights jointly and (ii) without prior consent of the other Reporting Persons, no Reporting Person is permitted to dispose of any of the shares of Common Stock and/or pledge or create any lien or any other right on any shares of Common Stock held by such Reporting Person.

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated as of January 19, 2022, attached hereto as Exhibit 2, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7.	Materials to Be Filed as Exhibits

Exhibit No. Exhibit Description

Exhibit 1 Name, business address, present principal occupation and citizenship of each executive officer or person controlling each of Pale Fire Capital SE.

Exhibit 2 Joint Filing Agreement, dated as of January 19, 2022.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2022

DUSAN SENKYPL

By:	/s/ Dusan Senkypl

JAN BARTA

By:	/s/ Jan Barta

PALE FIRE CAPITAL SE

By:	/s/ Dusan Senkypl
Name: Dusan Senkypl
Title: Chairman of the Board

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INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
Exhibit 1	Name, business address, present principal occupation and citizenship of each executive officer or person controlling each of Pale Fire Capital SE
Exhibit 2	Joint Filing Agreement, dated as of January 19, 2022

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